AUTOCALLABLE MARKET-LINKED STEP UP NOTES	Filed Pursuant to Rule 433 Registration No. 333-234425
Autocallable Market-Linked Step Up Notes Linked to a Basket of Three Financial Sector Stocks
Issuer	BofA Finance LLC (“BofA Finance”)
Guarantor	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term Market Measure
Approximately three years, if not called
An approximately equally weighted basket of three financial sector stocks comprised of The Goldman Sachs Group, Inc. (Bloomberg symbol: “GS”), JPMorgan Chase & Co. (Bloomberg symbol: “JPM”) and Morgan Stanley (Bloomberg symbol: “MS”) (each, a “Basket Stock”).

Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amount	[$11.425 to $11.525] if called on the first Observation Date and [$12.850 to $13.050] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity
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If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
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If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
●
1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	145% of the Starting Value
Step Up Payment	$4.50 per unit, a 45% return over the principal amount
Threshold Value	100% of the Starting Value of the Market Measure
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1682472/000148105722003853/bofa-32233_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●	If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
●
Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes. If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.

●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●	If called, your return on the notes is limited to the applicable Call Premium.
●	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.
●
BAC and our other affiliates may from time to time own securities of the Underlying Companies, we do not control any Underlying Company, and have not verified any disclosures made by any Underlying Company.

●	The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock.
●	The Basket is concentrated in the financial sector; an investment in the notes involves certain risks associated with an investment in companies in the financial sector.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$14.50(2)	45.00%
2.00%	$14.50	45.00%
5.00%	$14.50	45.00%
10.00%	$14.50	45.00%
20.00%	$14.50	45.00%
25.00%	$14.50	45.00%
30.00%	$14.50	45.00%
35.00%	$14.50	45.00%
45.00%(3)	$14.50	45.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%
(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	This amount represents the sum of the principal amount and the Step Up Payment of $4.50.
(3)	This hypothetical percentage change corresponds to the Step Up Value.